MOIXA III, INC.

FORM RW (Withdrawal of Registration Statement)

Filed 05/02/08

    Address                       2341 BOSTON ROAD, WILBRAHAM, MA  01095

    Telephone                   (413) 599-0005

    CIK                            0001326906

    SIC Code                   6531 – Real Estate Agents and Managers

MOIXA III, INC.

2341 BOSTON ROAD
WILBRAHAM, MA  01095

May 2, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Moixa III, Inc.
Registration Statement on Form SB-2
Filed May 17, 2005
File No. 333-124984

Ladies and Gentlemen:

 Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), Moixa III, Inc. (the "Company") hereby requests that the above-referenced registration statement on Form SB-2, as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on May 17, 2005, and as amended on October 3, 2005, November 23, 2005, January 20, 2006, April 24, 2006, September 16, 2006, January 12, 2007, April 10, 2007, June 1, 2007, July 17, 2007 and September 17, 2007, (as amended, and together with all exhibits thereto, the "Registration Statement") be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement due to unfavorable market conditions. The Company has not sold any securities pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 2341 Boston Road, Wilbraham, MA 01095.
If you have any questions with respect to this matter, please contact the undersigned or our outside counsel, Jared P. Febbroriello of JPF Securities Law, LLC at 704-897-8334.

Very truly yours,

/s/ Duane Bennett
Duane Bennett
President